September 9, 2025

Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

       Re: Science Applications International Corporation
           Form 10-K for Fiscal Year Ended January 31, 2025
           File No. 001-35832
Dear Prabu Natarajan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Ben Wanjara